UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2014

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

Fitzwilton House

Wilton Place

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains King Digital Entertainment plc’s interim report as of June 30, 2014 and for both the three and six months ended June 30, 2014 and 2013.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Condensed Consolidated Financial Statements (Unaudited) for the Three and Six Months Ended June 30, 2014 and 2013.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: August 13, 2014	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer

4